# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newmark Group, Inc., CIK 0001690680
CUSIP: 65158N102
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 125 PARK AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0001024896
Persons authorized to receive notices and communications: Stephen M. Merkel, Cantor Fitzgerald, L.P., 499 Park Avenue, New York, New York (NY), 10022, (212) 610-2200

## Reporting persons
- Cantor Fitzgerald, L.P. (CIK 0001024896): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 39,293,217; sole dispositive power 0; shared dispositive power 39,293,217; aggregate amount beneficially owned 39,293,217 (19.8% of the class)
- CF Group Management, Inc. (CIK 0001251145): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 40,672,155; sole dispositive power 0; shared dispositive power 40,672,155; aggregate amount beneficially owned 40,672,155 (20.3% of the class)
- Howard W. Lutnick (CIK 0001250975): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,201,196; shared voting power 42,789,075; sole dispositive power 11,201,196; shared dispositive power 42,789,075; aggregate amount beneficially owned 53,990,271 (27.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Newmark Group, Inc.
Address of issuer's principal executive offices: 125 PARK AVENUE, NEW YORK, New York (NY), 10017
Comment:
This Amendment No. 2 (this "Amendment") amends the Schedule 13D, dated March 19, 2018 (the "Original 13D"), subsequently amended by Amendment No. 1 to the Original 13D, dated December 12, 2018 ("Amendment No. 1") and Amendment No. 2 to the Original 13D, dated November 21, 2024 ("Amendment No. 2") filed by Cantor Fitzgerald, L.P., a Delaware limited partnership ("CFLP"), CF Group Management, Inc., a New York corporation ("CFGM"), and Howard W. Lutnick (together with CFLP and CFGM, the "Reporting Persons"). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1 or Amendment No. 2, as the case may be.

Unless otherwise noted, the terms "Class A Common Stock" and "Class B Common Stock" refer to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, respectively, of Newmark Group, Inc., a Delaware corporation (the "Company" or "Newmark"), and the term "Common Stock" refers to the Class A Common Stock and the Class B Common Stock, collectively.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and supplemented as follows:

Mr. Brandon Lutnick's principal occupation is serving as an Executive of CFLP. His principal place of business address is 499 Park Avenue, New York, New York 10022. During the last five years, Mr. Brandon Lutnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen.

Mr. Kyle Lutnick's principal occupation is serving as an Executive of CFLP. His principal place of business address is 125 Park Avenue, New York, New York 10017. During the last five years, Mr. Kyle Lutnick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a United States citizen.

Item 2(a) is hereby amended and supplemented with the information in Item 4 regarding the Reporting Persons and other persons for whom disclosure is required pursuant to Instruction C to Schedule 13D responsive to this Item 2(a), which is incorporated by reference herein.
Residence or business address: Item 2(b) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(b), which is incorporated by reference herein.
Present principal occupation or employment: Item 2(c) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(c), which is incorporated by reference herein.
Criminal convictions in the last five years: Item 2(d) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(d), which is incorporated by reference herein.
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated as follows:

Except as set forth in Schedule A hereto, which is incorporated herein, during the last five (5) years, no Reporting Person or any other person for whom information is required to be disclosed pursuant to Instruction C to Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) is hereby amended and supplemented with the information in Item 2(a) responsive to this Item 2(f), which is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following item.

On February 18, 2025, Howard Lutnick informed the Company that he has stepped down as Chairman of the Board of Directors and Executive Chaiman of the Company, effective February 18, 2025, as a result of his confirmation by the United States Senate as the 41st Secretary of Commerce. Additionally, effective February 18, 2025, Howard Lutnick stepped down from his executive and/or managerial positions with CFLP and CFGM. As previously disclosed, Howard Lutnick has agreed to divest his interests in Newmark, CFLP and CFGM to comply with U.S. government ethics rules and does not expect any arrangement which involves selling shares on the open market. Until such interests are divested, Howard Lutnick retains shared voting and dispositive power over securities held by CFLP and CFGM as described in Item 5 below, which is incorporated by reference herein.

On February 18, 2025, Brandon Lutnick was appointed as Chief Executive Officer and Chairman of CFLP and as Chief Executive Officer of CFGM.

On February 18, 2025, Kyle Lutnick was appointed as a Director of the Company, as Executive Vice Chairman of CFLP, and as President of CFGM.

On February 18, 2025, Stephen Merkel was appointed as a Director of the Company and as Chairman of the Board of Directors.

On February 18, 2025, the Board of Directors of the Company appointed the Company's Chief Executive Officer, Barry Gosin, as Principal Executive Officer of the Company.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The information set forth in this Item 5 is based upon an aggregate of 159,223,243 shares of Class A Common Stock outstanding as of February 10, 2025, which, as of the same date, reflects the effect of all monetizations, unit redemptions, exchanges, dispositions, or other transactions reported in the public filings of the Company and/or in Section 16(a) reports of the relevant persons since the filing of Amendment No. 2.

CFLP is the beneficial owner of, and has shared voting and shared dispositive power with respect to, (i) an aggregate of 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP and (ii) 18,361,010 shares of Class A Common Stock acquirable by CFLP upon exchange of 19,787,703 exchangeable limited partnership interests ("Holdings Units") of Newmark Holdings, L.P. held directly by CFLP which are exchangeable by CFLP for either Class A Common Stock or Class B Common Stock at the current exchange ratio (which is subject to adjustment) of 0.9279 shares of Common Stock per Holdings Unit.

CFGM has shared voting and shared dispositive power with respect to (i) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP, (ii) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM, (iii) 18,361,010 shares of Class A Common Stock acquirable upon exchange of 19,787,703 exchangeable Holdings Units held directly by CFLP at the current exchange ratio of 0.9279 shares of Common Stock per Holdings Unit (subject to adjustment), and (iv) 1,025,612 shares of Class A Common Stock held directly.

Mr. Howard Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 7,989,936 shares of Class A Common Stock held directly by Mr. Howard Lutnick, (ii) 1,696,092 shares of Class A Common Stock held in Mr. Howard Lutnick's personal asset trust, of which he is the sole trustee, (iii) 1,147,689 shares of Class A Common Stock held in Mr. Howard Lutnick's GRAT III account, (iv) 112,405 shares of Class A Common Stock held in a Keogh retirement account, (v) 13,268 shares of Class A Common Stock held in certain of Mr. Howard Lutnick's retirement accounts and (vi) 241,806 shares of Class A Common Stock held in Mr. Howard Lutnick's 401(k) account (as of February 3, 2025).

On February 18, 2025, Howard Lutnick stepped down from his executive and/or managerial positions with CFLP, CFGM, and with KBCR and the LLC Holder (each as defined below). Mr. Howard Lutnick retains shared voting and dispositive power over securities held by these entities. Mr. Howard Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 20,932,207 shares of Class A Common Stock acquirable by CFLP upon conversion of 20,932,207 shares of Class B Common Stock held directly by CFLP,

(b) 353,326 shares of Class A Common Stock acquirable by CFGM upon conversion of 353,326 shares of Class B Common Stock held directly by CFGM,

(c) 18,361,010 shares of Class A Common Stock acquirable upon exchange of 19,787,703 exchangeable Holdings Units held directly by CFLP at the current exchange ratio (which is subject to adjustment) of 0.9279 shares of Common Stock per Holdings Unit,

(d) 1,025,612 shares of Class A Common Stock held directly by CFGM,

(e) 754,505 shares of Class A Common Stock held in various trust, holding entity, retirement and custodial accounts consisting of (i) 746,955 shares of Class A Common Stock held by a limited liability company (the "LLC Holder") of which Mr. Howard Lutnick is the sole voting member through a trust, (ii) 3,384 shares of Class A Common Stock held by the Howard W. Lutnick Family Trust, of which he is sole trustee and (iii) 4,166 shares of Class A Common Stock held in other retirement accounts for the benefit of Mr. Howard Lutnick's spouse; and

(f) 1,362,415 shares of Class A Common Stock held by KBCR Management Partners, LLC, a Delaware limited liability company ("KBCR"), which is a non-managing General Partner of CFLP, of which Mr. Howard Lutnick is sole voting member through a trust.

On February 18, 2025, Mr. Howard Lutnick stepped down as trustee from various trusts for the benefit of his family and descendants, and from LFA, a Delaware limited liability company ("LFA"). As a result, Mr. Lutnick no longer retains shared voting and dispositive power over securities held by these entities as previously reported.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to,1,362,415 shares of Class A Common Stock held by it.

Mr. Brandon Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 3,335 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act. In addition, Mr. Brandon Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 746,955 shares of Class A Common Stock held by the LLC Holder, through Mr. Brandon Lutnick's position as manager of the LLC Holder;

(b) 907,803 shares of Class A Common Stock held by various trust accounts for the benefit of the descendants of Mr. Howard Lutnick and his immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(c) 246,114 shares of Class A Common Stock held by various trust accounts for the benefit of members of Mr. Howard Lutnick's immediate family, through Mr. Brandon Lutnick's position as trustee with decision making control;

(d) 1,362,415 shares of Class A Common Stock owned of record by KBCR, through Mr. Brandon Lutnick's position as manager of KBCR; and

(e) 99,146 shares of Class A Common Stock held by LFA, through Mr. Brandon Lutnick's position as manager of LFA.

Mr. Kyle Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 642 shares of Class A Common Stock held directly, (ii) 1,606 restricted stock units which shall vest into shares of Class A Common Stock within 60 days of the date hereof, (iii) 4,492 shares held in a custodial account for his benefit under the Uniform Gifts to Minors Act and (iv) 249 shares of Class A Common Stock held in his 401(k) account (as of February 3, 2025).

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 47,140 shares of Class A Common Stock held by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 68,185 shares of Class A Common Stock held by LFA attributable to her as holder of the majority of the units of LFA.

Mr. Stephen Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, 15,885 shares of Class A Common Stock, comprised of (i) 4,461 shares of Class A Common Stock held in his individual account, and (ii) 11,424 shares of Class A Common Stock held in Mr. Merkel's 401(k) account (as of February 3, 2025). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,901 shares of Class A Common Stock held in trusts for the benefit of Mr. Merkel's immediate family, of which Mr. Merkel's spouse is the sole trustee.

Mr. Salinas does not beneficially own any shares of Class A Common Stock.

On February 18, 2025, Mr. Stuart Fraser and Ms. Allison Lutnick resigned from their executive and/or managerial positions at CFGM and disclosure regarding them is no longer required pursuant to Instruction C to Schedule 13D.

As previously reported, CFLP has pledged to Bank of America, N.A., pursuant to a Put and Pledge Agreement, originally dated as of December 27, 2017 and as most recently amended and restated effective October 5, 2023, 5,000,000 shares of the Company's Class B Common Stock in connection with a loan program established for certain employees and partners of CFLP and its affiliates.

Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed below:

Number of Shares of Class A Common Stock:

Person Number of Shares
CFLP 46,514,494
CFGM 47,893,432
Mr. Howard Lutnick 53,990,271
KBCR 1,362,416
Mr. Merkel 18,788
Ms. Edith Lutnick 115,325
Mr. Kyle Lutnick 6,989
Mr. Brandon Lutnick 3,365,768
Mr. Salinas 0

Percent of Class A Common Stock:

Person Percentage
CFLP 19.8%
CFGM 20.3%
Mr. Howard Lutnick 27.1%
KBCR *
Mr. Merkel *
Ms. Edith Lutnick *
Mr. Kyle Lutnick *
Mr. Brandon Lutnick 2.1%
Mr. Salinas *

* less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Class A Common Stock beneficially owned to which the Reporting Persons and each of the other persons listed below has:

(i) sole power to vote or direct the vote:

Person Number of Shares
CFLP 0
CFGM 0
Mr. Howard Lutnick 11,201,196
KBCR 0
Mr. Merkel 15,887
Ms. Edith Lutnick 47,140
Mr. Kyle Lutnick 6,989
Mr. Brandon Lutnick 3,335
Mr. Salinas 0

(ii) shared power to vote or direct the vote: Person Number of Shares

CFLP 39,293,217
CFGM 40,672,155
Mr. Howard Lutnick 42,789,075
KBCR 1,362,416
Mr. Merkel 2,901
Ms. Edith Lutnick 68,185
Mr. Kyle Lutnick 0
Mr. Brandon Lutnick 3,362,433
Mr. Salinas 0

(iii) sole power to dispose or to direct the disposition: Person Number of Shares

CFLP 0
CFGM 0
Mr. Howard Lutnick 11,201,196
KBCR 0
Mr. Merkel 15,887
Ms. Edith Lutnick 47,140
Mr. Kyle Lutnick 6,989
Mr. Brandon Lutnick 3,335
Mr. Salinas 0

(iv) shared power to dispose of or to direct the disposition: Person Number of Shares

CFLP 39,293,217
CFGM 40,672,155
Mr. Howard Lutnick 42,789,075
KBCR 1,362,416
Mr. Merkel 2,901
Ms. Edith Lutnick 68,185
Mr. Kyle Lutnick 0
Mr. Brandon Lutnick 3,362,433
Mr. Salinas 0
Transactions in the class effected during the past sixty days:
As previously reported, the Compensation Committee (the "Compensation Committee") and Audit Committee of the Board of Directors of the Company previously approved a standing policy (the "Standing Policy") that gives Mr. Howard Lutnick the same right, subject to certain conditions, to accept or waive opportunities that have previously been offered, or that may be offered in the future, to other executive officers to, among other things, participate in any opportunity to monetize or otherwise provide liquidity with respect to some or all of their non-exchangeable Holdings Units. On January 2, 2025, pursuant to the Standing Policy, and in connection with a grant of exchangeability made to Holdings Units held by the Company's Chief Executive Officer, the Company granted exchange rights and monetization rights to Mr. Howard Lutnick, and Mr. Howard Lutnick elected to accept 101,133 exchange rights with respect to 101,133 previously awarded units Holdings Units that were previously non-exchangeable.

On January 13, 2025, the Compensation Committee granted Mr. Howard Lutnick 419,112 shares of Class A Common Stock under the Newmark Group, Inc. Amended and Restated Long Term Incentive Plan, delivered less 232,380 shares withheld by Newmark for taxes at $11.93 per share, in the amount of 186,732 net shares.

On February 5, 2025, the Compensation Committee granted Mr. Howard Lutnick 1,148,970 exchange rights with respect to 1,148,970 previously awarded Holdings Units that were previously non-exchangeable. Also on February 5, 2025, in connection with and immediately following the grant of the 1,148,970 exchange rights, Mr. Howard Lutnick exercised exchange rights with respect to 2,859,437 Holdings Units, at the then-current exchange ratio of 0.9279 shares per Holdings Unit, for 2,653,272 shares of Class A Common Stock, delivered less 1,343,905 shares withheld by Newmark for taxes at $14.14 per share, in the amount of 1,309,367 net shares.

As previously reported, CFLP is obligated to distribute shares of Class A Common Stock to certain current and former partners of CFLP to satisfy certain of CFLP's deferred stock distribution obligations provided to such partners (i) on April 1, 2008, and (ii) on February 14, 2012 in connection with CFLP's payment of previous quarterly partnership distributions (collectively, "distribution rights shares"). Certain partners elected to receive their shares and others elected to defer receipt of their shares until a future date.

On February 18, 2025, CFLP exercised exchange rights with respect to 7,782,387 Holdings Units held by it, at the then-current exchange ratio of 0.9279 shares per Holdings Unit, for 7,221,277 shares of Class A Common Stock, and then immediately delivered those 7,221,277 shares of Class A common stock to certain current and former partners of CFLP in satisfaction of all of its remaining deferred stock distribution obligations.

Accordingly, (i) 4,162,864 shares were delivered to Mr. Howard Lutnick in satisfaction of 4,162,864 distribution rights shares, (ii) 1,025,612 shares were delivered to CFGM in satisfaction of 1,025,612 distribution rights shares, (iii) 1,083,644 shares were delivered to KBCR in satisfaction of 1,083,644 distribution rights shares, (iv) 746,955 shares were delivered to the LLC Holder in satisfaction of 746,955 distribution rights shares, and (v) 82,589 shares were delivered to LFA in satisfaction of 82,589 distribution rights shares.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the trusts for the benefit of Mr. Howard Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by such trusts. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by it. The beneficiaries of the trusts for the benefit of Mr. Merkel's immediate family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock held by each of them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented as follows:

Exhibit 10 Joint Filing Agreement, dated as of February 19, 2025 by and among Cantor Fitzgerald L.P., CF Group Management, Inc. and Howard W. Lutnick

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Howard W. Lutnick, Howard W. Lutnick/ Authorized Signatory (02/19/2025)
- CF Group Management, Inc.: /s/ Howard W. Lutnick, Howard W. Lutnick/ Authorized Signatory (02/19/2025)
- Howard W. Lutnick: /s/ Howard W. Lutnick, Howard W. Lutnick/ Self (02/19/2025)